UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                              LAWSON PRODUCTS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                                   520776 10 5
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                                 (CUSIP Number)


                                   Ronald Port
                              Lawson Products, Inc.
                             1666 East Touhy Avenue
                           Des Plaines, Illinois 60018
                            Tel. No.: (847) 827-9666

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                JANUARY 11, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
                             CUSIP No. 520776 10 5

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1    NAME OF REPORTING PERSON
         RONALD PORT
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ X]
                                                                   (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS                                                     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA

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                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 17,500
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 3,011,436*
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 17,500
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 3,011,436*

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,028,936

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.4% BASED ON 9,346,280 SHARES OF COMMON STOCK OUTSTANDING AS OF OCTOBER 15, 2004

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14   TYPE OF REPORTING PERSON
         IN
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* These share are held in family limited partnerships in which Ron Port and
Roberta Port Washlow are the managing general partners. Any action with respect to these shares requires the approval of both managing general partners. See
Item 3.

                                  SCHEDULE 13D
                             CUSIP No. 520776 10 5

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1    NAME OF REPORTING PERSON
         ROBERTA PORT WASHLOW

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ X]
                                                                   (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS                                                       PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA

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                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 22,471
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 3,011,436*
WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 22,471
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 3,011,436*

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,033,907

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                   [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.5% BASED ON 9,346,280 SHARES OF COMMON STOCK OUTSTANDING AS OF OCTOBER 15, 2004

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14   TYPE OF REPORTING PERSON
         IN
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* These share are held in family limited partnerships in which Ron Port and
Roberta Port Washlow are the managing general partners. Any action with respect to these shares requires the approval of both managing general partners. See
Item 3.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

               This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Lawson Products, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) Names of the Reporting Persons: Ronald Port and Roberta Port Washlow

                  (b) 1666 East Touhy Avenue, Des Plaines, Illinois 60018 is the business address for each reporting person.

                  (c) Ronald Port is a retired physician and has been a director of the Issuer since 1984. Roberta Port Washlow is a homemaker.

                  (d), (e) During the last five years no reporting person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Both reporting persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On January 11, 2005, Roberta Port Washlow purchased with personal funds general partnership interests ("GPI") from the Estate of Sandra Errant. This purchase is deemed to be a purchase of Common Stock. The purchase price of the GPI was based in part on the fair market value of the Common Stock. This purchase did not result in an increase in the number of shares reported as beneficially owned. Roberta Port Washlow together with Ronald Port are the managing general partners of family limited partnerships that own in the aggregate the reported securities. Previously Sandra Errant was one of the managing general partners of the family limited partnerships until her death on 10/18/2004. Any action with respect to the reported securities requires the consent of both managing general partners. The reporting persons disclaim beneficial ownership of the securities except to the extent of their economic interests in the securities

ITEM 4.  PURPOSE OF TRANSACTION

         Reference is made to Item 3.

         Neither of the reporting persons has any plans or proposals which relate to or would result in his or her acquisition of additional Common Stock or any other events described in Item 4(a) through 4(j). Each reporting person may, at any time and from time to time, review or reconsider his/her position and/or change his/her purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) 3,011,436 shares of Common Stock, representing approximately 32.2% of the outstanding Common Stock of the Issuer, are owned by the Partnerships in which the reporting persons' and trusts for their benefit own all of the general and limited partnership interests. The partners of each Partnership have selected the reporting persons to act as the Managing General Partners. The Managing General Partners have the authority to bind each Partnership with the approval of both of the Managing General Partners. Each reporting person hereby specifically disclaims beneficial ownership in the shares of Common Stock in which the individual does not have economic benefit.

Reference is made to the cover page of this Schedule 13D for information on Common Stock ownership. Each reporting person hereby specifically disclaims beneficial ownership in the shares of Common Stock directly owned by the other reporting persons.

(c) reference is made to Item 3.

(d) not applicable.

(e) not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ronald Port and Roberta Port Washlow and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities to sign any or all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



Dated:  January 19, 2005


                                                     /s/ Ronald Port
                                                     ---------------------------
                                                     Ronald Port



                                                     /s/ Roberta Port Washlow
                                                     ---------------------------
                                                     Roberta Port Washlow